UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

FORM SD

Specialized Disclosure Report

O-I GLASS, INC.

(Exact name of registrant as specified in its charter)

Delaware	1-9576	22-2781933
(State or other jurisdiction of	(Commission	(IRS Employer
incorporation or organization)	file number)	Identification No.)

One Michael Owens Way, Perrysburg, Ohio	43551
(Address of principal executive offices)	(Zip Code)

Registrant’s telephone number, including area code: (567) 336-5000

Mary Beth Wilkinson	(567) 336-5000

(Name and telephone number, including area code, of the

person to contact in connection with this report.)

Check the appropriate box to indicate the rule pursuant to which this form is being filed, and provide the period to which the information in this form applies:

☒ Rule 13p-1 under the Securities Exchange Act (17 CFR 240.13p-1) for the reporting period from January 1 to December 31, 2019.

Section 1 - Conflict Minerals Disclosure

Item 1.01 Conflict Minerals Disclosure and Report

A copy of the Conflict Minerals Report for O-I Glass, Inc. (the “Company”) is provided as Exhibit 1.01 hereto and is publicly available at www.o-i.com.

The term “Company,” as used herein and unless otherwise stated or indicated by context, refers to Owens-Illinois, Inc. and its affiliates (“O-I”) prior to the Corporate Modernization (as defined below) and to O-I Glass, Inc. and its affiliates (“O-I Glass”) after the Corporate Modernization. On December 26 and 27, 2019, the Company implemented the Corporate Modernization (“Corporate Modernization”), whereby O-I Glass became the new parent entity with Owens-Illinois Group, Inc. (“O-I Group”) and Paddock Enterprises, LLC (“Paddock”) as direct, wholly owned subsidiaries, with Paddock as the successor-by-merger to O-I.

Item 1.02 Exhibit

See Item 2.01 below.

Section 2 - Exhibits

Item 2.01 Exhibits

Exhibit 1.01	--	Conflict Minerals Report as required by Items 1.01 and 1.02 of this Form.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned thereunto duly authorized.

O-I GLASS, INC.

Date:	June 1, 2020	/s/ Mary Beth Wilkinson
		By:	Mary Beth Wilkinson
Senior Vice President, General Counsel, and Corporate Secretary